SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 1)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (NAME OF SUBJECT COMPANY)

                              WAI ACQUISITION CORP.
                               WESTERN ATLAS INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    88553V107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                                  P.O. BOX 1407
                              HOUSTON, TEXAS 77251
                                 (713) 266-5700
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONCT OF 1934
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)



                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


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          This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on March 13, 1998 by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $9.65 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

          On March 17, the plaintiffs in the Chancery Court Action filed
(i) an Amended Complaint, (ii) a Motion seeking a preliminary injunction (the "Preliminary Injunction") to enjoin the members of the Company Board, the Company and Parent (the "Defendants") from consummating the Offer and to require the Defendants to supplement their materials furnished to the Company's stockholders in connection with the Offer, and (iii) a Motion seeking expedited proceedings with respect to the Preliminary Injunction.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                    SIGNATURE

          AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 18, 1998

                                       WESTERN ATLAS INC.

                                       By:/s/Will Honeybourne
                                       Name: Will Honeybourne
                                       Title: Vice President


                                       WAI ACQUISITION CORP.

                                       By:/s/Will Honeybourne
                                       Name: Will Honeybourne
                                       Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

None.